UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Jacksam Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46650D107

(CUSIP Number)

Daniel L. Davis

7 Prospector Ct.

Coto de Caza, California 92679

(949) 317-1950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46650D107	Schedule 13G	Page 1 of 3

1. Names of Reporting Persons.
Daniel L. Davis

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
24,496,649

8. Shared Voting Power
0

9. Sole Dispositive Power
24,496,649

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
24,496,649
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
32.0% (1)
14. Type of Reporting Person IN

(1) Assumes 76,490,147 shares of common stock outstanding as of the date of this Amendment, based on 76,490,147 shares of common stock outstanding as of March 23, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed on March 31, 2022.

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CUSIP No. 46650D107	Schedule 13G	Page 2 of 3

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements Items 5, 6 and 7 of the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 15, 2019 (the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Jacksam Corporation, a Nevada corporation (the “Issuer”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting paragraphs (a), (c) and (e) and replacing each with the following:

(a) The aggregate number of shares of Common Stock to which this Amendment relates is 24,496,649 shares of Common Stock.  The Common Stock held by the Reporting Person represents approximately 32.0% of the Common Stock outstanding of Issuer as of March 23, 2022.

(c) The Reporting Person has sold an aggregate of 1,298,708 shares of Common Stock in open market transactions, in accordance with the terms and conditions set forth in the Lock-up and Leak-out Agreement (as further described in Item 6 of this Amendment), since filing the Schedule 13D on July 15, 2019.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting paragraphs (a), (c) and (e) and replacing each with the following:

Pursuant to that certain Agreement and Plan of Merger by and among the Jacksam Corporation, Jacksam Acquisition Corp. and China Grand Resorts Inc., dated as of September 14, 2018 (the “Merger Agreement”), the Reporting Person exchanged shares of Common Stock held in Jacksam Corporation (a private company) for 25,795,357 shares of the Issuer’s Common Stock.

On May 31, 2019, in connection with the mutual resolution of potential claims concerning the Reporting Person’s departure from his role as an officer and director of the Issuer, the Reporting Person and the Issuer entered into several agreements, including a Consulting Services Agreement, a Lock-up and Leak-out Agreement, a Standstill Agreement and a confidential Settlement Agreement and Mutual Release. The Lock-Up and Leak-Out Agreement restricts the number of shares of Common Stock that the Reporting Person may publicly sell, for a period of three years, to one third of the volume limits set forth under SEC Rule 144. The Standstill Agreement provides that, for a period of up to three years, the Reporting Person will not seek to influence the governance of the Issuer, including by participation in any solicitation of other shareholders, promotion of any extraordinary transaction, nomination of any candidate to the board or by seeking the removal of any existing directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1* Agreement and Plan of Merger, dated September 14, 2018.

Exhibit 2** Consulting Services Agreement

Exhibit 3** Lock-up and Leak-out Agreement

Exhibit 4** Standstill Agreement

*Filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2018 and incorporated by reference herein.

** Filed as Exhibits 8.1, 8.2 and 8.3, respectively, to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2019, and incorporated by reference herein.

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CUSIP No. 46650D107	Schedule 13G	Page 3 of 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANIEL L. DAVIS

April 14, 2022

Date

/s/ Daniel L. Davis

Signature

Daniel L. Davis

Name/Title

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